NO ACT

PE
1-13-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

February 18, 2015

Edmund DiSanto
American Tower Corporation
ed.disanto@americantower.com

Act: 1934
Section:
Rule: 14a-8 (CDDS)
Public
Availability: 2-18-15

Re: American Tower Corporation
Incoming letter dated January 13, 2015

Dear Mr. DiSanto:

This is in response to your letter dated January 13, 2015 concerning the shareholder proposal submitted to American Tower by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 18, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American Tower Corporation
Incoming letter dated January 13, 2015

The proposal relates to special meetings.

There appears to be some basis for your view that American Tower may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of American Tower's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if American Tower omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


AMERICAN TOWER®
CORPORATION

January 13, 2015

Via Overnight Delivery
Via Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934, as amended (the "***Exchange Act***") - Omission of Stockholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

American Tower Corporation ("***American Tower***" or the "***Company***") has received a stockholder proposal (the "***Stockholder Proposal***") from Mr. John Chevedden (the "***Proponent***") for inclusion in the Company's proxy statement and form of proxy (the "***2015 Proxy Materials***") for its 2015 Annual Meeting of Stockholders (the "***2015 Annual Meeting***"). American Tower intends to omit the Stockholder Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(f)(1) of the Exchange Act. American Tower respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "***Staff***") that no enforcement action will be recommended if the Company omits the Stockholder Proposal from the 2015 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, the Company has:

- filed this letter with the Securities and Exchange Commission (the "***Commission***") no later than eighty (80) calendar days before April 6, 2015, the date the Company intends to file its definitive 2015 Proxy Materials with the Commission;

- enclosed herewith six copies of this letter and its attachments; and

- concurrently sent a copy of this correspondence to the Proponent.

By copy of this letter, American Tower notifies the Proponent of the Company's intention to omit the Stockholder Proposal from the 2015 Proxy Materials. American Tower agrees to promptly forward to the Proponent any Staff response to American Tower's no-action request that the Staff transmits to American Tower. Rule 14a-8(k) of the Exchange Act and Question E of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Staff with respect to the Stockholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) of the Exchange Act and Question E of SLB 14D.

This letter is being submitted electronically pursuant to Question C of SLB 14D. American Tower is e-mailing this letter, including the Stockholder Proposal and supporting statement, as well as any related correspondence from the Proponent, attached as Exhibit A, to the Staff at shareholderproposals@sec.gov.

THE PROPOSAL

A copy of the Stockholder Proposal, dated November 30, 2014, and supporting statement is attached to this letter as Exhibit A. For the convenience of the Staff, the text of the resolution contained in the Stockholder Proposal is set forth immediately below:

> "Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting."

BASIS FOR EXCLUSION

The Company believes that the Stockholder Proposal may properly be excluded from the 2015 Proxy Materials under Rule 14a-8(f)(1) because the Proponent failed to adequately provide evidence that the Proponent held at least $2,000 in market value, or 1%, of the Company's securities for at least one year preceding and including the Stockholder Proposal's submission date, November 30, 2014, as required under Rule 14a-8(b)(1).

ANALYSIS

The Stockholder Proposal may be excluded under Rule 14a-8(f)(1) because the Proponent failed to provide sufficient evidence of ownership to submit the Stockholder Proposal as required by Rule 14a-8(b)(1).

Pursuant to Rule 14a-8(f)(1), a company may exclude a proposal from its proxy materials if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company properly notified the proponent of the deficiency and the proponent failed to correct it. As set forth under Rule 14a-8(b)(1), to be eligible to submit a proposal, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submits the proposal." A proponent who is not a registered holder of a company's securities must prove eligibility in accordance with Rule 14a-8(b)(2), which provides that "a written statement from the 'record' holder (usually a broker or bank) verifying that, at the time [the proponent] submitted the proposal, [the proponent] continuously held securities for at least one year" is sufficient to prove eligibility.

If a proponent fails to provide evidence of eligibility under Rule 14a-8(b)(1), a company must, within 14 calendar days of receiving the proposal, provide the proponent with written notice of the eligibility deficiency, as well as the time frame for the proponent's response. In addition, if the proponent fails to provide documentary evidence of the minimum ownership requirement for the one-year period prior to submitting the proposal, the company must timely notify the proponent of this deficiency and include the proposal's date of submission and explain that a new proof of ownership for the one-year period preceding and including that date is required for inclusion in the proxy materials. *See* Staff Legal Bulletin No. 14G, Section C (October 16, 2012) ("***SLB 14G***").

The Proponent submitted the Stockholder Proposal to the Company on November 30, 2014 via email. The Proponent failed to provide evidence that he continuously held the requisite minimum amount of securities for the one-year period prior to submitting the Stockholder Proposal. After the Company confirmed that the Proponent was not a record stockholder of the Company's securities, the Company timely notified the Proponent of this ownership deficiency in an email dated December 3, 2014, attached as Exhibit B. The Company informed the Proponent that he must provide the Company with documentary evidence of his stock ownership as required by Rule 14a-8(b)(1) within 14 calendar days and described the ways in which the Proponent could prove eligibility pursuant to Rule 14a-8(b)(2). The Company also included a copy of Rule 14a-8 for the Proponent's reference.

On December 4, 2014, the Company received a fax from the Proponent attaching a letter from TD Ameritrade (see Exhibit C), indicating that the Proponent continuously held 100 shares of the Company's stock since January 2, 2014, which is approximately one month less than the one-year period preceding and including November 30, 2014, the Stockholder Proposal's submission date. As a result, on December 5, 2014, the Company again notified the Proponent of this deficiency via email (see Exhibit D). In its second deficiency notice, the Company indicated the date the Proponent submitted the proposal (November 30, 2014), and explained that the Proponent's proof of ownership still fails to satisfy the one-year requirement under Rule 14a-8(b)(1) because it only indicated continuous ownership since January 1, 2014. The Proponent failed to provide proof of ownership for a continuous one-year period within 14 days of the Company's second notice. As of the date of this letter, the Company has still not received a response to the second deficiency notice from the Proponent.

On numerous occasions, the Staff has permitted the exclusion of a stockholder proposal under Rule 14a-8(f)(1) where a proponent failed to timely provide documentary support sufficiently evidencing the minimum ownership requirement for the one-year period prior to the proposal's submission date as required by Rule 14a-8(b)(1), including: 3M Company (December 31, 2014) (concurring with exclusion of proposal where ownership verification for one-year period was one day less than one year prior to submission date); Hologic, Inc. (November 24, 2014) (concurring with exclusion of proposal where ownership verification for one-year period was three days less than one year prior to submission date); Andrea Electronics Corporation (July 16, 2014) (concurring with exclusion of proposal where ownership verification for one-year period was six days less than one year prior to submission date); Cisco Systems, Inc. (July 11, 2014) (concurring with exclusion of proposal where ownership verification for one-year period was over 50 days less than one year prior to submission date); Lowe's Companies, Inc. (March 13, 2014) (concurring with exclusion of proposal where ownership verification for one-year period was six days less than one year prior to submission date); Exxon Mobil Corporation (February 24, 2014) (concurring with exclusion of proposal where ownership verification for one-year period was 24 days less than one year prior to submission date); Honeywell International (January 13, 2014) (concurring with exclusion of proposal where ownership verification for one-year period was 16 days less than one year prior to submission date); T. Rowe Price Group, Inc. (January 8, 2014) (concurring with exclusion of proposal where ownership verification for one-year period was 13 days less than one year prior to submission date); Mattel, Inc. (January 7, 2014) (concurring with exclusion of proposal where ownership verification for one-year period was 32 days less than one year prior to submission date); PepsiCo, Inc. (December 30, 2013) (concurring with exclusion of proposal where ownership verification for one-year period was 13 days less than one year prior to submission date); and Rockwood Holdings, Inc. (January 18, 2013) (concurring with exclusion of proposal where ownership verification for one-year period was 14 days less than one year prior to submission date).

Accordingly, the Company believes that the Stockholder Proposal may be properly excluded from the 2015 Proxy Materials under Rule 14a-8(f)(1) of the Exchange Act.

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Stockholder Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(f)(1).

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (617) 375-7500 or by email at ed.disanto@americantower.com.

Please send any email correspondence to Mneesha O. Nahata, Vice President, Corporate Legal at mneesha.nahata@americantower.com.

Very truly yours,

Edmund DiSanto
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

cc: Mr. John Chevedden
Mary Alcock, Esq.
Cleary Gottlieb Steen & Hamilton LLP

EXHIBIT A

See Attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Edmund DiSanto
Corporate Secretary
American Tower Corporation (AMT)
116 Huntington Ave 11th Fl
Boston MA 02116
PH: 617-585-7738
PH: 617 375-7500
Fax: 617 375-7575

Dear Mr. DiSanto,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — November 30, 2014
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Leah C. Stearns <ir@americantower.com>
Mneesha Nahata <Mneesha.Nahata@AmericanTower.com>

[AMT: Rule 14a-8 Proposal, November 30, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens or hundreds of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting.

This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting without mandating a holding period. However it takes 25% of American Tower shareholders, from only those shareholders with at least one-year of continuous stock ownership, to call a special meeting.

Thus potentially 50% of American Tower shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the American Tower one-year restriction. The average holding period for stock is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Our clearly improvable corporate governance (as reported in 2014) in an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, said there was not one independent director who had general expertise in risk management, based on GMI's standards. Carolyn Katz, who controlled 33% of the vote on our audit committee, was negatively flagged by GMI because of her involvement with the NII Holdings bankruptcy in September 2014. Pamela Reeve, our Lead Director, had the longest tenure on our board. Long tenure can lead to a lack of independence. However director independence is critical to the role of a Lead Director.

GMI gave American Tower a D in accounting. Forensic accounting ratios related to asset-liability valuation had extreme values either relative to industry peers or to our company's own history.

James Taiclet was given $28 million in 2013 Total Realized Pay. GMI said unvested equity amounts partially or fully accelerate upon CEO termination. Accelerated equity vesting allows executives to realize lucrative pay without necessarily having earned it through strong performance. American Tower had not disclosed specific, quantifiable performance objectives for our CEO.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

See Attached.


AMERICAN TOWER®
CORPORATION

December 3, 2014

VIA EMAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing about your email dated November 30, 2014, addressed to Edmund DiSanto, Corporate Secretary of American Tower Corporation (the "*Company*"), regarding a shareholder proposal captioned "Special Shareowner Meetings."

Before the Company can process your shareholder proposal, you need to remedy a deficiency so that your proposal satisfies the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Rule 14a-8(b) requires that a shareholder proponent must prove eligibility by submitting:

- either:
  - a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held at least $2,000 in market value, or 1%, of the Company's securities for at least one year; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement; and
- a written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting.

The Company has not received verification of your ownership of Company shares. Under Rule 14a-8(f), you must remedy this deficiency by responding *within 14 calendar days* from the date you receive this letter.

I am enclosing a copy of Rule 14a-8, in case that is helpful for you.

If you require any additional information or if you would like to discuss this matter, please call me at the 617-375-7500. Thank you.

Very truly yours,

Mneesha O. Nahata
Vice President, Corporate Legal

Enclosure

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

EXHIBIT C

See Attached.

TD Ameritrade

AMT
Post-it® Fax Note 7671 | Date 12-4-14 | # of pages ▶
To Edmund DiSanto | From John Chevedden
Co./Dept. | Co.
Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 617-375-7575 | Fax #

12/04/2014

John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing Inc. DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this confirms that you have continuously held no less than the following number of shares listed below since January 2, 2014 in the above referenced account. The following lists of shares were transferred from Spinnaker Trust and were posted on January 2, 2014. It was not possible to post them on January 1, 2014 as it was a non-business day and a market holiday. Per Michelle at Spinnaker Trust (213-553-7160), the registration of the account was also in the name of John Chevedden.

90 shares of L Brands (LB)
225 shares of Western Union (WU)
225 shares of Altera (ALTR)
75 shares of Union Pac (UNP), split to 150 shares on June 9, 2014.
90 shares of Southwestern Energy (SWN)
211 shares of Express Scripts (ESRX)
100 shares of Xylem (XYL)
275 shares of Newell Rubbermaid (NWL)
100 shares of American Tower (AMT)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

EXHIBIT D

See Attached.


AMERICAN TOWER
CORPORATION

December 5, 2014

VIA EMAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing about your fax dated December 4, 2014, addressed to Edmund DiSanto, Corporate Secretary of American Tower Corporation (the "***Company***"), regarding the verification of your share ownership of Company securities.

Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, as amended, requires that a shareholder provide proof of continuous ownership of at least $2,000, or 1%, of the Company's securities for at least one year as of the date a shareholder proposal is submitted. Your shareholder proposal, captioned "Special Shareowner Meetings", was submitted on November 30, 2014. Your fax only provides verification of continuous ownership since January 1, 2014. As a result, you have failed to satisfy the one-year requirement set forth in Rule 14a-8(b)(1).

If you require any additional information or if you would like to discuss this matter, please call me at 617-375-7500. Thank you.

Very truly yours,

Mneesha O. Nahata
Vice President, Corporate Legal